


SEC MAIL PROCESSING
RECEIVED
MAR 2 6 2010
WASH, D.C.
193
SECTION

AB 3/30

UN 10036170
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2009 (MM/DD/YY) AND ENDING January 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bates Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8437 Northern Avenue
(No. and Street)

Rockford (City) IL (State) 61107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George E. Bates 815-332-4020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co.
(Name – *if individual, state last, first, middle name*)

1415 East State Street, Ste 608 (Address) Rockford (City) IL (State) 61104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/30

OATH OR AFFIRMATION

I, George E. Bates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bates Securities, Inc., as of January 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



"OFFICIAL SEAL"
BARBARA K. O'NEILL
Notary Public, State of Illinois
My Commission Expires 08/27/11

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Independent Auditor's Report

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

We have audited the accompanying statements of financial condition of Bates Securities, Inc. as of January 31, 2010 and 2009, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bates Securities, Inc. as of January 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Co

Rockford, Illinois
March 16, 2010

BATES SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
January 31, 2010 and 2009

ASSETS

	2010	2009
CURRENT:		
Cash and cash equivalents	$ 3 175	$ 2 665
Commissions receivable	13 766	7 815
Marketable securities, at market	49 566	37 433
Due from affiliates	10 337	10 779
TOTAL ASSETS	76 844	58 692

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
CURRENT LIABILITIES:		
Accrued expenses:		
Salaries and commissions	$ 10 745	$ 5 239
Payroll taxes	899	833
Profit sharing	3 934	4 534
TOTAL LIABILITIES	15 578	10 606
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000 shares authorized, 360 shares issued and outstanding	3 600	3 600
Additional paid-in capital	18 100	18 100
Retained earnings	39 566	26 386
TOTAL STOCKHOLDER'S EQUITY	61 266	48 086
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 76 844	$ 58 692

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF INCOME (LOSS)
for the years ended January 31, 2010 and 2009

	2010	2009
REVENUE:		
Commissions	$1 306 551	$1 675 921
Investment income	17	334
Income on investment: Unrealized gain/(loss)	12 120	(19 143)
	1 318 688	1 657 112
EXPENSES:		
Salaries and commissions	363 821	442 481
Fees and reimbursement of expenses to affiliates	902 442	1 199 365
Payroll taxes	5 824	7 107
Bank charges	372	389
Professional fees	5 433	3 763
Profit-sharing	3 934	4 534
Regulatory fees	23 682	21 077
Miscellaneous	-	5 181
	1 305 508	1 683 897
Operating income (loss)	13 180	(26 785)
OTHER INCOME:		
Income tax benefit	-	1 814
NET INCOME (LOSS)	$ 13 180	$ (24 971)

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
for the years ended January 31, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 31, 2008	$ 3 600	$ 18 100	$ 51 357	$ 73 057
Net loss	-	-	(24 971)	(24 971)
Balance, January 31, 2009	3 600	18 100	26 386	48 086
Net income	-	-	13 180	13 180
Balance, January 31, 2010	$ 3 600	$ 18 100	$ 39 566	$ 61 266

The accompanying notes are an integral part of the financial statements.

BATES SECURITIES, INC.

STATEMENTS OF CASH FLOWS
for the years ended January 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 13 180	$ (24 971)
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized (gain) loss on investments	(12 120)	19 143
Commissions receivable	(5 951)	6 043
Marketable securities	(13)	(155)
Due to/from affiliates	442	(135)
Accrued expenses	4 972	(2 570)
Income taxes	-	(1 529)
Payroll tax overpayment	-	4 448
Total adjustments	(12 670)	25 245
NET INCREASE IN CASH	510	274
CASH AND CASH EQUIVALENTS, beginning of year	2 665	2 391
CASH AND CASH EQUIVALENTS, end of year	$ 3 175	$ 2 665

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
The Company operates as a broker in registered securities and other investments. The Company introduces and forwards, as a broker, all security transactions and accounts to David A. Noyes & Company/First Clearing, LLC and Southwest Securities, Inc., or other qualified investment companies, which carry such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from David A. Noyes & Company/First Clearing, LLC and Southwest Securities, Inc., and other companies for whom the Company has sold annuities or mutual funds.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation
Depreciation of furniture and fixtures are calculated using the straight-line method over the estimated useful lives of the related asset. Maintenance and repairs are charged to expense when incurred and renewals and betterments are capitalized. The gain or loss on assets sold or retired is included in income.

Deferred income taxes
Deferred income taxes result from timing differences created by the use of the accrual method for financial reporting purposes and the cash basis for income tax purposes. Deferred income taxes have been offset by a net operating loss carryforward (Note 5) and will be reinstated once the net operating loss carryforward has been utilized.

Recognition of Revenue
All securities and annuity transactions and related revenue and expenses are generally recorded on a trade-date basis.

Cash equivalents
All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Statement (SFAS) No. 157, Fair Value Measurements, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Marketable equity securities held by the Company at January 31, 2010 and 2009, consist of actively traded mutual funds and money market funds which are valued at the net asset value of the share held by the Company at year end (level 1).

January 31, 2010	Original Cost	Market Value
American funds - mutual funds	$ 33,221	$ 38,320
Southwest securities - cash and money market funds	11,246	11,246
	$ 44,467	$ 49,566

January 31, 2009	Original Cost	Market Value
American funds - mutual funds	$ 32,607	$ 26,200
Southwest securities - cash and money market funds	11,233	11,233
	$ 43,840	$ 37,433

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 and that the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. Net capital as of January 31, 2010 and 2009, was $44,912 and $31,292, respectively, and aggregate indebtedness was $15,578 and $12,420, respectively. The ratio of aggregate indebtedness to net capital at January 31, 2010 and 2009, was .35 to 1 and .40 to 1, respectively.

NOTE 4 - FEES AND REIMBURSEMENT OF EXPENSES TO AFFILIATES

The Company has an operating agreement with an affiliated company. The agreement provides for the affiliated company to pay a substantial portion of Bates Securities, Inc.'s operating expenses in exchange for a fee equal to 99 percent of revenue received after commissions and certain other expenses are paid. This fee (which includes an additional $8,000 and $10,000 fee for compliance services in 2010 and 2009) totaled $902,442 and $1,199,365 for the years ended January 31, 2010 and 2009, respectively, and is included on the statement of income under the caption, fees and reimbursement of expenses to affiliates.

NOTE 5 - PROFIT SHARING PLAN

The Company has a defined contribution plan which covers all employees who meet the plan's eligibility requirements.

A feature of the plan allows employees of the Company to participate in a salary reduction savings plan whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. Electing employee deferrals are eligible for a discretionary company matching contribution.

The Company's safe harbor contribution was $3,934 and $4,534 for the years ended January 31, 2010 and 2009, respectively.

NOTE 6 - NET OPERATING LOSS CARRYFORWARD

At January 31, 2010, the Company has a net operating loss carryforward of approximately $10,000 available to offset future taxable income. The carryforward expires in 2028 ($6,000) and 2029 ($4,000).

NOTE 7 - INCOME TAXES

The Company has adopted the provisions of FASB Interpretation No. (FIN) 48 "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a minimum recognition threshold for a tax position taken, or expected to be taken, in a tax return that is required to be met before being recognized in the financial statements. The adoption of FIN 48 did not result in any prior period adjustments or the creation of unrecognized tax benefits.

The Company files federal and Illinois tax returns. The Company is no longer subject to federal and Illinois income tax examinations by tax authorities for the years before 2006.

Due to revenues generated from clients who reside in other states, it is reasonably possible that the Company could be subject to tax examinations by these jurisdictions.

The Company did not incur any interest expense or penalties related to its income tax obligations during either of the years ended January 31, 2010 or 2009.

NOTE 8 - SUBSEQUENT EVENTS

The Company's management has evaluated subsequent events through March 16, 2010, the date the financial statements were available to be issued, and have concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Report of Independent Accountants on
Supplementary Information Required by Rule 17a-5
of the Securities and Exchange Commission

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

We have audited the accompanying financial statements of Bates Securities, Inc. as of and for the years ended January 31, 2010 and 2009, and have issued our report thereon dated March 16, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinberg & Co.

Weinberg & Co.

Rockford, Illinois
March 16, 2010

BATES SECURITIES, INC.

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2010

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 61 266
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	61 266
Deduct non-allowable assets,	
Due from affiliates	(10 337)
Net capital before haircuts on securities position	50 929
Deduct haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f) other securities)	(6 017)
NET CAPITAL	$ 44 912

BATES SECURITIES, INC.

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2010

COMPUTATION OF BASIC NET REQUIREMENT

Net capital requirement	$ 5 000
Excess net capital	$ 39 912
Excess net capital at 1000% (net cap-10% of AI)	$ 43 354

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities	$ 15 578
Percentage of aggregate indebtedness to net capital	34.69%

BATES SECURITIES, INC.

SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT
January 31, 2010

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (unaudited)	$ 44 912
Net capital as currently reported on Schedule I	$ 44 912

BATES SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
REQUIRED BY RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2010

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis either directly with mutual fund or insurance companies the Company has proper selling agreements with, or with David A. Noyes & Company/First Clearing, LLC or Southwest Securities, Inc., and promptly transmits all customer funds and securities to either each mutual fund or insurance company, or with David A. Noyes & Company/First Clearing, LLC or Southwest Securities, Inc., which carry all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

BATES SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS REQUIRED BY RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2010

The Company is exempt from the possession and control requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Company clears all transactions with and for customers on a fully disclosed basis either directly with mutual fund or insurance companies the Company has proper selling agreements with, or with David A. Noyes & Company/First Clearing, LLC or Southwest Securities, Inc., and promptly transmits all customer funds and securities to either each mutual fund or insurance company, or with David A. Noyes & Company/First Clearing, LLC or Southwest Securities, Inc., which carry all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Bates Securities, Inc.
Rockford, Illinois

In planning and performing our audit of the financial statements of Bates Securities, Inc. for the year ended January 31, 2010, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by Bates Securities, Inc. in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). The management of the Company has indicated that the Company was in compliance with the exemptive provisions of Rule 15c3-3 and no facts came to our attention indicating that the exemptive provisions have not been complied with during the year ended January 31, 2010. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1923 and should not be used for any other purpose.

Weinberg & Co.

Rockford, Illinois
March 16, 2010

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Bates Securities, Inc.
Rockford, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the ten months ended January 31, 2010, which were agreed to by Bates Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Bates Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Bates Securities, Inc.'s management is responsible for Bates Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement in the general ledger and to a copy of disbursed check noting no differences;

2. Compared the amounts reported on Form X-17A-5 for the year ended January 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the four months ended July 31, 2009, and the six months ended January 31, 2010, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and with Form X-17A-5 and Bates Securities Statement of Income/Loss supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be or should not be used by anyone other than these specified parties.

March 16, 2010

Weinberg & Co.

BATES SECURITIES, INC.

ANNUAL AUDITED REPORT
For the Years Ended
January 31, 2010 and 2009

INDEX